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July 14, 2008	__________

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H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

RE:	Wm. Wrigley Jr. Company

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 26, 2008

File No. 1-00800

Dear Mr. Schwall:

We are writing on behalf of our client, Wm. Wrigley Jr. Company (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 10, 2008 (the “Comment Letter”), relating to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on June 26, 2008 (“Amendment No. 1”) in connection with the Company’s proposed merger with Mars, Incorporated (“Mars”). The Company will revise Amendment No. 1 in response to the Staff’s comments and file a Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).

For your convenience, the responses are set forth below following the text of the paragraph of the Comment Letter to which the response relates. The responses and information described below are based upon information provided to us by the Company, its financial advisors, and Mars and its affiliates and advisors, as the case may be. Enclosed is a copy of the proposed revisions to the Proxy statement, which is marked to show

H. Roger Schwall

July 14, 2008

changes from Amendment No. 1.

The Merger, page 18

1.

We note your response to prior comment 10. Please incorporate your explanation regarding the reasons for receiving Goldman Sachs’ fairness opinion in the filing, and disclose the weight that the board of directors afforded to the Goldman Sach’s opinion versus the weight afforded to the William Blair’s opinion.

Response: The Company will revise the disclosure to incorporate the explanation regarding the reasons for receiving Goldman Sachs’ fairness opinion as set forth on page 20 of the Proxy Statement attached hereto. In addition, the Company will revise the disclosure to clarify that the board of directors did not quantify or otherwise assign relative weights to the respective fairness opinions and related financial analyses provided by Goldman Sachs and William Blair in reaching its determination and recommendation but that individual directors may have given differing weights to such fairness opinions and related financial analyses as set forth on page 25 of the Proxy Statement attached hereto.

Legal Proceedings Regarding the Merger, page 59

2.

We note that two class action lawsuits have been filed against you and Mars in connection with the merger. Consistent with the instructions to Item 1011(a)(5) of Regulation M-A, please provide us with copies of the complaints and relating court orders.

Response: The Company has enclosed copies of the complaints and related court orders in response to the Staff’s comment.

Company Acknowledgement

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

H. Roger Schwall

July 14, 2008

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In connection with responding to the Staff’s comments, a written statement from the Company is included as Exhibit A to this letter.

* * * * *

H. Roger Schwall

July 14, 2008

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (312) 407-0820 or L. Byron Vance III at (312) 407-0841 with any questions or further comments you may have. Facsimile transmissions may be sent to us at (312) 407- 8514.

Very truly yours,

/s/ William R. Kunkel

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Howard Malovany (Wm. Wrigley Jr. Company)
L. Byron Vance III (Skadden, Arps, Slate, Meagher & Flom LLP)
Carmen Moncada-Terry (Securities and Exchange Commission)
Mellissa Campbell Duru (Securities and Exchange Commission)

Exhibit A

STATEMENT

This statement is made as of July 14, 2008, by Wm. Wrigley Jr. Company, a Delaware corporation (the “Company”) in connection with response to the comments of the staff and any further revisions to Amendment No. 1 filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2008.

As requested by the staff of the Division of Corporation Finance of the Commission in its comment letter to the Company, dated July 10, 2008, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WM. WRIGLEY JR. COMPANY

By:	/s/ Howard Malovany
Howard Malovany
Senior Vice President, Secretary and General Counsel